Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453); Evergreen Fixed Income Trust (SEC File Nos. 333-37443); Evergreen International Trust (SEC File Nos. 333-42195); Evergreen Money Market Trust (333-42181); Evergreen Municipal Trust (SEC File Nos. 333-36033); Evergreen Select Equity Trust (SEC File Nos. 333-36047); Evergreen Select Fixed Income Trust (SEC File Nos. 333-36019); Evergreen Select Money Market Trust (333-37227); Evergreen Variable Annuity Trust (SEC File Nos. 333-83100(b)); Wells Fargo Funds Trust (SEC File Nos. 333-74295); Wells Fargo Variable Funds Trust (SEC File Nos. 333-74283)

A Message from Mike Niedermeyer to All AMG Team Members

We are nearing a very significant milestone for the Asset Management Group. More than 18 months of integration efforts are culminating with the integration of the Evergreen and Wells Fargo Advantage Funds® fund families, scheduled for next month. A crucial step to reaching this point is gaining shareholder approval for all of the proposed changes and we need the participation of every single shareholder—especially AMG team members—to make that happen.

If you have not already done so, I strongly encourage all team members to vote their shares and to remind others to do so as soon as possible.

It will only take a minute of your time, and the collective impact of all team members who hold Wells Fargo Advantage or Evergreen funds voting their proxies is extremely significant.

To vote right now, simply call 1-800-499-8519 to record your vote over the phone. If you have the control number printed on your proxy ballot, you can also visit www.wellsfargo.com/advantagefunds and click on the “vote your proxy” icon at the top right-hand corner of the homepage.

It is critically important that all shareholders vote to help ensure the timely integration of the fund families.

Additional information on the proxy process and the proposed integration can be found on both the Individual Investor and Investment Professional/Financial Advisor sections of www.evergreeninvestments.com and www.wellsfargo.com/advantagefunds.

As always, thank you for all you’re doing to make our integration process smooth and successful. I appreciate your willingness to help make this a successful, timely and impactful integration that will position us as a leader in the industry.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it: In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission’s public reference rooms at 100 F Street, N.E.,Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation: The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Copyright 2010 Evergreen Investment Management Company, LLC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide sub-advisory and other services for the Funds. The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.

The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.